September 12, 2018

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Attention: Mr. Craig Wilson and Mrs. Rebekah Lindsey

Re:                             First Data Corporation

Form 10-K for the Fiscal Period Ended December 31, 2017

Filed February 21, 2018

File No. 001-11073

Dear Mr. Wilson and Mrs. Lindsey:

On behalf of First Data Corporation (the Company), I am writing in response to the comment contained in the staff’s letter dated August 29, 2018 (the Comment Letter) with respect to the Company’s Annual Report on Form 10-K for the fiscal period ended December 31, 2017. For the convenience of the staff’s review, set forth in italics below is the comment contained in the Comment Letter, followed by the Company’s supplemental response.

1.              You state in response to comment 1of our letter dated August 8, 2018 that it is possible that, to the extent Visa or MasterCard are accepted in Syria or Sudan, you could have indirect contact in connection with the processing of debit or credit card transactions conducted in those countries with cards issued by a financial institution for which you provide processing services. Please discuss the materiality of such transactions in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amount of any revenues, assets, and liabilities associated with Syria and Sudan for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with a U.S.-designated state sponsor of terrorism.

RESPONSE:

During the last three fiscal years and for the quarters ended March 31, 2018 and June 30, 2018, the Company rejected any transaction that it could identify as associated with Syria or Sudan. As all transactions identified as associated with Syria and Sudan were rejected, the Company has not identified any revenue associated with those countries during that period. The Company also did not have any assets or liabilities associated with Syria or Sudan during the period as it did not have any operations in either country.

Because the Company has limited information with respect to individual Visa or MasterCard transactions, to the extent that Visa or MasterCard transactions are initiated or completed in Syria or Sudan, the Company may be unable to identify the transactions as associated with those countries. This is what is meant by possible “indirect contact” in connection with the processing of debit or credit card transactions. As the Company cannot identify such transactions it is unable to quantify the amount of the transactions. However, any revenue that could be associated with such transactions would be de minimus compared to the Company’s global revenues.

From a qualitative standpoint, the Company maintains extensive policies, procedures, programs, and controls to comply with all applicable laws and regulations, including those relating to Syria and Sudan. As previously noted, the Company does not have, and has not had during the last three fiscal years and the subsequent interim periods, any business operations, subsidiaries or affiliate entities in Syria or Sudan. The Company believes that any possible indirect revenues in connection with Syria and Sudan during the last three fiscal years as described above are limited and certainly de minimis. As such, the Company does not believe, nor is it aware of any indications, that the possible processing of a de minimus amount of debit or credit card transactions in those countries with cards issued by a financial institution for which the Company provides processing services are likely to be viewed by investors as qualitatively material in making an investment decision.

As the Company itself does not do business with Syria or Sudan, the Company generally does not meet the requirements for divestment under the various divestment initiatives adopted by state and municipal governments, universities, and other investors regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. We are not aware of any state or municipal governments, universities, or other investors having divested any shares in the Company due to any such divestment initiatives.

Accordingly, the Company has considered both quantitative and qualitative factors, including the impact on its reputation and share value, of the possible de minimus, indirect revenues it potentially may have derived from Sudan or Syria-related transactions during the last three fiscal years and subsequent interim periods compared to its global revenues and determined that they do not constitute a material investment risk for security holders.

If you have any questions regarding the foregoing, please contact Stan Andersen, Vice President and Assistant Secretary, at (402) 951-7007.

Very truly yours,

/s/ Stanley J. Andersen

Stanley J. Andersen
Vice President and Assistant Secretary